Case 11-79079-pwb Doc 595 Filed 10/18/12 Entered 10/18/12 15:11:23 Desc Main Document - Motion to Pay Pre-Petition Claims Page 1 of 3

Exhibit 99.2

IT IS ORDERED as set forth below:

Date: October 18, 2012

Paul W. Bonapfel U.S. Bankruptcy Court Judge

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	:	CHAPTER 11
:
CDC CORPORATION,	:	CASE NO. 11-79079 -PWB
:
Debtor	:

ORDER ESTABLISHING RESERVE AMOUNT FOR DISPUTED CLAIM OF RAJAN VAZ

On September 25, 2012, Debtor CDC Corporation (the “Debtor”) filed the “Debtor’s Motion under Confirmed Joint Plan of Reorganization to Establish Reserve Amount for Disputed Claim of Rajan Vaz” (the “Motion,” Docket No. 571).1 On October 4, 2012, Rajan Vaz (“Vaz”) filed an objection (Docket No. 585) to the Motion.

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Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Motion or, if not defined therein, then as indicated in the Motion, as defined in the Second Amended Joint Plan of Reorganization, filed on August 29, 2012 (Docket No. 542).

Case 11-79079-pwb Doc 595 Filed 10/18/12 Entered 10/18/12 15:11:23 Desc Main Document - Motion to Pay Pre-Petition Claims Page 2 of 3

The Court held a hearing on the Motion and the Objection on October 16, 2012. The Court heard from counsel for Debtor and counsel for Vaz.

For the reasons stated on the record, it is

ORDERED that the Motion is GRANTED and the objection by Vaz is OVERRULED; and it is further

ORDERED that the sum of $10,000,000.00 is hereby established and set as the Reserve Amount under the Plan for the disputed Vaz Claim, provided, however, that this Order is entered without prejudice to Vaz’s right to assert that he is entitled to post-petition interest under the confirmed Plan in connection with the Vaz Claim.

[END OF DOCUMENT]

[SIGNATURE ON FOLLOWING PAGE]

Case 11-79079-pwb Doc 595 Filed 10/18/12 Entered 10/18/12 15:11:23 Desc Main Document - Motion to Pay Pre-Petition Claims Page 3 of 3

Prepared and presented by:

LAMBERTH, CIFELLI, STOKES, ELLIS & NASON, P.A.
Attorneys for Debtor

By:	/s/ James C. Cifelli
James C. Cifelli
Georgia Bar No. 125750 jcifelli@lcsenlaw.com
Gregory D. Ellis
Georgia Bar No. 245310 gellis@lcsenlaw.com
William D. Matthews
Georgia Bar No. 470865
WDM@lcsenlaw.com
3343 Peachtree Rd., N.E.
East Tower, Suite 550
Atlanta, GA 30326
(404) 262-7373
(404) 262-9911 (facsimile)

Identification of parties to be served:

Office of the United States Trustee, 362 Richard B. Russell Federal Building, 75 Spring Street, SW, Atlanta, GA 30303

Gregory D. Ellis, Lamberth, Cifelli, Stokes, Ellis & Nason, P.A., 3343 Peachtree Road NE, East Tower, Suite 550, Atlanta, GA 30326

Jeffrey W. Kelley, Troutman Sanders, LLP, 600 Peachtree Street, NE, Suite 5200, Atlanta, GA 30308-2216

Arthur J. Steinberg, King & Spalding, LLP, 1185 Avenue of the Americas, New York, NY 10036

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